August 30, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2018 CIK No. 0001711754

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 13, 2018 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also filed is the Registration Statement which has been revised in response to the staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Amendment No. 2 to Draft Registration Statement on Form S-1 Use of Proceeds, page 33

1.	We note your disclosure that the company anticipates that the existing cash on hand plus the expected research and development cash credits from the UK and Australian trials and net proceeds from the minimum offering amount will be enough to complete the INKmune Phase I/II trial in women with ovarian cancer and the Phase I trial using INB03 in ovarian cancer patients. Please revise to disclose which clinical trials you expect to

Response:

The use of proceeds has been revised to disclose the clinical trials that the Company expects to complete if it is able to sell the maximum number of shares that it is offering.

Dilution, page 35

2.	Please revise the net tangible book value as of March 31, 2018 of $18,633,228 as the intangible asset should not be included in this amount. Also revise the net tangible book value per share of $2.14 as it should agree to the amount disclosed on page 36 of $0.24.

Response:

The dilution section has been revised in response to the staff’s comment.

Business, page 37

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3.	We note your response to our prior comment 8 and reissue. Please expand the disclosure in this section to discuss your human umbilical cord derived mesenchymal stem/stromal cells manufacturing business and provide the disclosure required by Item 101(h)(4) of Regulation S-K.

Response:

The Registration Statement has been revised in response to the staff’s comment.

INKmune Competition, page 42

4.	We note your disclosure in this section that INB03 will be a "first-in-class" therapy. The term "first-in-class" suggests that the product candidate is effective and likely to be approved. Please delete this reference. If your intention is to convey your belief that your product candidate has a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval. Similarly revise your disclosure throughout your filing describing your planned clinical trial as a "first-in-man" trial since you have not yet submitted an IND, which then must be approved before you can initiate your clinical trial.

Response:

The Registration Statement has been revised to delete the first-in-class references in the Registration Statement.

Intellectual Property, page 44

5.	We note your response to our prior comment 11. We note that you list TBD or N/A for certain patent applications. If these two terms are intended to have the same meaning, please revise for consistency. Otherwise, please explain why you use TBD for certain applications and N/A for others. Please also explain in this section what jurisdictions are covered by PCT-GLOBAL.

Response:

The Registration Statement has been revised to define TBD and N/A. The Registration Statement has also been revised to explain what jurisdictions are covered by PCT-Global.

6.	We note your response to our prior comment 13. Please revise your disclosure, if correct, to clarify that the royalty rate that you have agreed to pay Xencor is based on net sales of licensed products. Please also file the license agreement and voting agreement with Xencor as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Registration Statement has been revised to clarify that the royalty rate is based on net sales of licensed products. The License and voting Agreements have also been filed as exhibits to the Registration Statement.

Immune Ventures, LLC License Agreement, page 46

7.	We note your response to our prior comment 12 and reissue in part. Please disclose the duration of this license agreement, the royalty term and the termination provisions.

Response:

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The Registration Statement has been revised in response to the staff’s comment.

INKmune Manufacturing, page 48

8.	We note your response to our prior comment 35 and reissue in part. Please disclose the royalty term for the agreement with the Anthony Nolan Cord Blood Bank.

Response:

The Registration Statement has been revised to note that the royalty term is for the term of the Agreement.

Unit Offering, page 64

9.	We note your disclosure that you filed the registration statement that this prospectus forms a part of to register the shares of common stock issued in the unit offering. Please revise this section accordingly since you are no longer pursuing a secondary offering.

Response:

The Registration Statement has been revised to delete this reference.

Management, page 66

10.	We note your disclosure that Mr. Moss has significant experience operating public companies. Please revise his business experience to provide examples of such experience.

Response:

Mr.	Moss is no longer serving on the Company’s board of directors and as such the above-referenced disclosure has been deleted.

Employment Agreements, page 71

11.	We note your disclosure that you have an employment agreement with Mr. Lowdell for him to serve as your Chief Scientific Officer. We also note that Exhibit 10.11 indicates that the agreement with Mr. Lowdell is a consultancy agreement and that Mr. Lowdell was asked to serve as your Chief Scientific Officer as well as the Chairman of your Scientific Advisory Board, which you indicated in response to our prior comment 17 that you do not have. Please tell us whether you amended the consultancy agreement to reflect that Mr. Lowdell will no longer serve as the Chairman of your Scientific Advisory Board, or alternatively revise the prospectus to provide the information requested in our prior comment 17. Please also revise the disclosure in this section to reflect that the agreement with Mr. Lowdell is a consultancy agreement.

Response:

The Registration Statement has been revised to delete the reference to an employment agreement and to include an amendment to the consulting agreement with Mr. Lowdell to remove the reference to serving as the Chairman of the Scientific Advisory board. The amended consulting agreement has been filed as an exhibit.

Certain Relationships and Related Party Transactions, page 75

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12.	We note your response to our prior comment 20. You have provided your disclosure in this section based on the language in Item 404(a) of Regulation S-K. Item 404(d) of Regulation S-K states that a registrant that qualifies as a smaller reporting company must provide the information required by paragraph (a) of Item 404 for the period specified there for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year-end for the last two completed fiscal years. Please revise this section accordingly.

Response:

The Registration Statement has been revised in response to the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference Kesner LLP at (212) 981-6772.

Very truly yours,

/s/ David Moss
David Moss

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